Healthcare Capital Corp.

301 North Market Street

Suite 1414

Wilmington, DE 19801

VIA EDGAR

January 13, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Lewis

Re:	Healthcare Capital Corp.
Registration Statement on Form S-1
Filed December 21, 2020
File No. 333-251527

Dear Mr. Lewis:

Healthcare Capital Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 12, 2021, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on January 11, 2021. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Form S-1

General

1. We note your response to comment 1 in our letter dated December 28, 2020. On page 7, you state that your advisors will fulfill some of the same functions as your board members. Please describe in greater detail how your advisors will fulfill those functions and disclose whether they will receive any compensation from the company for acting as board advisors.

Response: Advisors will not have the same functions as board members. Below is our proposed response:

We currently expect our advisors to (i) assist us in the completion of this offering, (ii) assist us in sourcing and negotiating with potential business combination targets, (iii) provide business insights when we assess potential business combination targets and (iv) upon our request, provide business insights as we work to create additional value in the businesses that we acquire. However, our advisors are not executive officers of our company and have no written advisory agreement with us, nor do they have any other employment arrangements with us. Moreover, as our advisors are not board members, they will not be under any fiduciary obligation to us nor will they perform board or committee functions, nor will they have any voting or decision-making capacity on our behalf. Our advisors will not be required to devote any specific amount of time to our efforts or be subject to the fiduciary requirements to which our board members are subject. Accordingly, if our advisors become aware of a business combination opportunity which is suitable for any of the entities to which they have fiduciary or contractual obligations, they will honor their fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We may modify or expand our roster of advisors as we source potential business combination targets or create value in businesses that we may acquire. Our advisors will not receive any compensation from the Company.

We thank the Staff for its review of the foregoing and the registration statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan, at TDonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ William Johns
William Johns
Chief Executive Officer
Healthcare Capital Corp.

cc:	Tamar Donikyan, Esq.